UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Mahoney, Michael J.
   800 Third Avenue
   New York, NY  10022
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   October 16, 1996
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Viatel, Inc.
   VYTL
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Operating Officer
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock, $.01 par value per share     |50,000(1)             |D               |                                               |
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
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Time-based Options (Righ|(2)      |07/05/04 |Common Stock, $.01 par |35,000(1)|$2.49(1)  |D            |                           |
t to buy)               |         |         |value per share        |         |          |             |                           |
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Time-based Options (Righ|(3)      |01/01/05 |Common Stock, $.01 par |35,000(1)|$3.90(1)  |D            |                           |
t to buy)               |         |         |value per share        |         |          |             |                           |
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Performance Options (Rig|(4)      |01/01/06 |Common Stock, $.01 par |33,333(1)|$3.90(1)  |D            |                           |
ht to buy)              |         |         |value per share        |         |          |             |                           |
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Time-based Options (Righ|(5)      |(5)      |Common Stock, $.01 par |120,000  |(6)       |D            |                           |
t to buy)               |         |         |value per share        |         |          |             |                           |
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
Explanation of Responses:
(1) The Issuer will effect a 3-to-2 reverse stock split of its Common Stock prior to the completion of its initial public offering.
(2) As of the date hereof, options to purchase 27,222 shares of Common Stock were vested and exercisable by the Reporting Person. The remaining options will vest and become exercisable ratably on the first day of every month over the succeeding eight month period.
(3) As of the date hereof, options to purchase 21,388 shares of Common Stock were vested and exercisable by the Reporting Person. The remaining options will vest and become exercisable ratably on the first day of every month over the succeeding eight month period.
(4) Performance options with respect to 33,333 shares of Common Stock were exercisable as of the date hereof. In addition, the Reporting Person was granted performance options for 33,333 shares which will vest in 1996 if certain financial and other performance objectives are met and options to purchase an aggregate of 133,334 shares will vest during 1997 and 1998 if certain objective criteria are met. Unvested options will vest immediately upon any financing in a percentage equal to the percentage that the equity securities issued by the Issuer in such financing (including any options or other similar rights for equity securities of the Issuer) represent of the total number of equity securities of the Issuer outstanding, determined immediately after the issuance of such equity securities and on a fully diluted basis, if options or other similar rights are issued in such financing. The Issuer's initial public offering of shares will trigger early vesting of a certain portion of such options of the Reporting Person.
(5) Options will vest and become exercisable on the first anniversary following the Issuer's initial public offering as to 25% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary date to the extent of 25% of the total number of options granted. These options will expire five years after the Issuer's initial public offering.
(6) The exercise price will be equal to the "Price to Public" of the Issuer's Common Stock in its initial public offering.
SIGNATURE OF REPORTING PERSON
/s/ Michael J. Mahoney
DATE
October 16, 1996